Mail Stop 0710

      June 23, 2005


Mr. Leicle E. Chesser
Emcor Group, Inc.
301 Merritt Seven Corporate Park
Norwalk, CT 06851-1060

	RE:	Emcor Group, Inc.
		Form 10-K for the year ended December 31, 2004
		Filed March 9, 2005
      	File No. 1-8267


Dear Mr. Chesser:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of
your
filings, please direct them to Patricia, Staff Accountant, at
(202)
551-3747 or, in her absence, to the undersigned at (202) 551-3768.



                                                Sincerely,



							John Cash
								Accounting Branch Chief
??

??

??

??

Mr. J. Gordon Beittenmiller
March 25, 2005
Page 1 of 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0710

         DIVISION OF
CORPORATION FINANCE